ACXIOM CORPORATION
1 Information Way
Little Rock, Arkansas 72202
501.342.1000
www.acxiom.com

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 27, 2006



Please join us for the 2006 Annual Meeting of Stockholders of Acxiom Corporation. The meeting will be held on September 27, 2006, at 8:30 a.m. EDT at the Hilton Times Square, 234 W. 42nd Street, New York City, New York for the following purposes:

1. To elect four directors to the class whose term will expire in 2009.

2. To transact any other business that may properly come before the meeting or any adjournment thereof.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying proxy statement.

Only holders of the Company's common stock of record at the close of business on August 8, 2006 are entitled to notice of and to vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Catherine L. Hughes
Corporate Governance Officer
& Secretary

Little Rock, Arkansas
August 21, 2006

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE OR VOTE ON THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTIONS CARD.

Table of Contents Page

QUESTIONS AND ANSWERS

Q: **Why am I receiving these materials?**

A: The Board of Directors of Acxiom Corporation, a Delaware corporation (sometimes referred to as the "Company" or "Acxiom"), is providing these proxy materials for you in connection with Acxiom's 2006 Annual Meeting of Stockholders, which will take place on September 27, 2006. As a stockholder, you are invited to attend the meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

Q: **What should I do now?**

A. Please read this proxy statement carefully and then vote your shares promptly by telephone, by Internet, or by signing, dating and returning the enclosed proxy card.

Q: **What proposal will be voted on at the annual meeting?**

A: The election of directors is the only proposal scheduled to be voted on at the annual meeting. The board of directors of Acxiom has nominated existing directors Michael J. Durham, Ann Die Hasselmo, William J. Henderson and Charles D. Morgan for re-election to the Acxiom board of directors for a three-year term or until his/her respective successor is elected and qualified.

Any action related to this proposal may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Other than the election of directors, we are not aware of any other proposals that have been properly brought before the meeting. In the event that other matters are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by it in accordance with their best judgment.

Q: **How does the board recommend I vote on the proposal?**

A: The board recommends a vote FOR Mr. Durham, Dr. Hasselmo, Mr. Henderson and Mr. Morgan.

Q: **Who can vote?**

A: If you owned any shares of Acxiom common stock at the close of business on August 8, 2006, the record date for the annual meeting, you are entitled to vote the shares of Acxiom common stock owned as of that date. These shares include (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner in street name through a stockbroker or bank or shares purchased through Acxiom's Retirement Savings Plan and/or Stock Purchase Plan.

Q: **What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner in street name"?**

A: Most Acxiom stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

STOCKHOLDER OF RECORD

If your shares are registered directly in your name with Acxiom's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the "stockholder of record," and these proxy materials are being sent directly to you by Acxiom. As the "stockholder of record," you have the right to grant your voting proxy directly to Acxiom or to vote in person at the meeting. Acxiom is providing a proxy card for your use.

BENEFICIAL OWNER

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in "street name," and these proxy materials are being forwarded to you by your broker or nominee which is effectively considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker how to vote and are also invited to attend the meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from your broker or nominee giving you the right to vote the shares. Your broker or nominee has provided a voting instruction form for you to use to direct the voting of your shares.

Q: Can I vote my shares without attending the meeting?

A: Whether you hold shares directly as the stockholder of record, beneficially in street name, or as a participant in Acxiom's Retirement Savings Plan, you may direct your vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker or nominee, or, for shares held in Acxiom's Retirement Savings Plan, the plan trustee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to the summary instructions below and those included on your proxy card or voting instruction form.

BY INTERNET - If you have Internet access, you may submit your proxy from any location in the world by following the "Vote by Internet" instructions on the proxy card.

BY TELEPHONE - You may also submit your proxy by following the "Vote by Phone" instructions on the proxy card.

BY MAIL - You may submit your proxy by mail by signing, dating and returning your proxy card or voting instruction form in the postage-paid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct. If you sign the proxy card but do not provide instructions, your shares will be voted as your Board of Directors recommends.

Please note that if you are a participant in Acxiom's Retirement Savings Plan, you must submit your vote to the Plan's trustee no later than September 22, 2006, i.e., three business days prior to the meeting date, in order to allow sufficient time for your vote to be tabulated.

Q: How can I vote my shares in person at the meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you are a beneficial owner holding shares in street name, you must provide a proxy from the record holder of your shares in order to vote your shares in person at the meeting. Participants in Acxiom's Retirement Savings Plan may not vote their shares in person at the meeting.

The annual meeting will begin promptly at 8:30 a.m., EDT.

EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, WE RECOMMEND THAT YOU SUBMIT YOUR VOTE PRIOR TO THE MEETING IN ONE OF THE THREE WAYS DESCRIBED ABOVE SO THAT YOUR VOTE WILL BE COUNTED IF YOU LATER DECIDE NOT TO ATTEND THE MEETING.

Q: **Can I change my vote?**

A: You may change your proxy instructions at any time prior to the vote at the annual meeting. For shares held directly in your name, you may change your vote by signing and returning a proxy bearing a later date or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If you hold your shares in street name, you may change your vote by submitting new voting instructions to your broker or nominee in accordance with the directions on your voting instruction form.

Q: **How many shares can I vote?**

A: You may vote as many shares of common stock as you hold as of the record date. Each share of common stock is entitled to one vote. As of August 8, 2006, our record date, 88,082,650 shares of common stock were issued and outstanding and eligible to vote. A list of our stockholders will be available for review at our principal offices, 1 Information Way, Little Rock, Arkansas 72202, for at least 10 days prior to the 2006 annual meeting.

Q: **Who will count the votes?**

A: Representatives of our transfer agent, Computershare Investor Services, will count the votes and will act as the inspectors of the election.

Q: **What does it mean if I receive more than one proxy card or voting instruction form?**

A: If your shares are registered differently, or if they are held in more than one account, you may receive more than one proxy card or voting instruction form. Please follow the instructions on each proxy card or voting instruction form to ensure that all of your shares are represented at the meeting. Please sign each proxy card exactly as your name appears on the card. For joint accounts, each owner should sign the card exactly as their names appear on the card. When signing as executor, administrator, attorney, trustee or guardian, etc., please print your full title on the card below your name.

Q: **What vote is required to pass an item of business?**

A: A majority of our outstanding common stock must be present in person or represented by proxy to hold the meeting. The vote of a majority of the total shares voted on the election of directors at the annual meeting is required to elect directors.

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Acxiom Corporation ("Acxiom" or the "Company") to be used at its 2006 Annual Meeting of Stockholders to be held on September 27, 2006, and at any postponement or adjournment thereof. Shares represented by properly executed proxies will be voted at the meeting. If a choice is specified by a stockholder, the proxy will be voted in accordance with that choice. If you sign the proxy card but do not provide instructions, your shares will be voted as the Board of Directors recommends. Any proxy may be revoked at any time if it has not already been exercised.

This proxy statement is being mailed to stockholders beginning on August 21, 2006.

The close of business on August 8, 2006, has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment thereof. On the record date, there were outstanding and entitled to vote 88,082,650 shares of common stock.

On all matters to be acted upon at the meeting, each share of common stock is entitled to one vote per share. Under Delaware law and pursuant to Acxiom's bylaws, if a quorum is present at the meeting, Acxiom's four nominees for election as directors for the term ending in 2009 will be elected as directors for terms ending in 2009 if elected by a majority of the shares present in person or by proxy and voting on the election of directors (votes cast). Because each director must be elected by a majority of the votes cast, not voting will have no effect on the outcome of the director elections, other than making it more difficult for the Company to achieve a quorum. Withholding authority to vote on one or more nominees for election as directors will have the practical effect of voting against the election of such nominees for director, because withhold votes will be treated as votes cast under Delaware law and our bylaws. If shares are held in street name through a broker, bank or other nominee and beneficial owners do not provide instructions on how to vote, the broker or other nominee may have authority to vote these shares on certain matters, including the election of directors. When a broker cannot vote on behalf of the beneficial owners pursuant to the Rules of the New York Stock Exchange, the un-voted shares are commonly referred to as "broker non-votes." Broker non-votes on one or more matters will have no impact on the election of directors because they are not considered votes cast for voting purposes (although broker non-votes are counted for purposes of establishing a quorum).

ELECTION OF DIRECTORS

The Acxiom board of directors currently consists of ten members divided into three classes, with one class of four members and two classes of three members. Michael J. Durham, Ann Die Hasselmo, William J. Henderson and Charles D. Morgan, currently members of the class whose term expires in 2006, are the board's nominees for election at the 2006 Annual Meeting for the term ending in 2009. The other six directors are Mary L. Good, Rodger S. Kline and Stephen M. Patterson, whose terms expire in 2007, and William T. Dillard II, Thomas F. (Mack) McLarty, III and Jeffrey W. Ubben, whose terms expire in 2008. An eleventh director is expected to be appointed by the board of directors at the first meeting of the board to be held after the 2006 Annual Meeting of Stockholders. This director, as yet unidentified, will be "independent" under the Nasdaq listing standards and will serve in the class whose term expires in 2008.

Unless otherwise directed, the persons named in the accompanying form of proxy will vote that proxy for the election of the four nominees named below, with each to hold office for a term of three years until the 2009 Annual Meeting or until his/her successor is duly elected and qualified. In case any nominee is unable to serve (which is not anticipated), the persons named in the form of proxy may vote for another nominee of their choice. For each nominee and each director who will continue to serve after the Annual Meeting, there follows a brief listing of his/her principal occupations for at least the past five years, other major affiliations, year first elected to the board, age, educational background, and a description of any arrangement or understanding pursuant to which he/she was selected as a director.

Nominees – Terms Ending in 2009

Michael J. Durham
Year First Elected – 2006
Age – 55

Mr. Durham is president and chief executive officer of Cognizant Associates, Inc., a consulting firm based in Dallas, Texas, which he founded in 2000. During the 20 years prior to forming Cognizant Associates, Mr. Durham served as president and chief executive officer of Sabre, Inc.; as senior vice president and treasurer of AMR; and as senior vice president of finance and chief financial officer of American Airlines. He also held various other positions within the finance area at AMR. Mr. Durham currently serves as the non-executive chairman of the board of Asbury Automotive Group, Inc., a publicly held company, and as a director and chairman of the audit committee of AGL Resources, Inc., also a publicly held company. He is also a member of the board of Bombardier, Inc., a publicly held Canadian company, and of Culligan International and SCI Solutions. Mr. Durham serves on the board of visitors of the University Medical Center in Dallas and is a member of the University of Rochester Honorary Trustees' Alumni Council. He holds a master's degree in business administration from Cornell University and a bachelor's degree in economics from the University of Rochester.

Ann Die Hasselmo
Year First Elected – 1993
Age – 62

Dr. Hasselmo is managing director of Academic Search Consultation Service in Washington, D.C., the oldest and largest higher education consultation and academic search firm in the United States focused on college and university presidencies. Prior to assuming that position, Dr. Hasselmo was vice president and partner in A.T. Kearney, Inc.'s higher education practice. From 1992–2001, she served as president of Hendrix College in Conway, Arkansas. She is a member of the board of visitors of Air University of the U.S. Air Force and a former member of the board of directors of the National Merit Scholarship Corporation. She is past chair of the board of directors for Educational and Institutional Insurance Administrators, the National Association of Independent Colleges and Universities, the National Collegiate Athletic Association (NCAA) Division III President's Council and the American Council on Education's Council of Fellows. Her memberships have included the American Council on Education board, the Arkansas Repertory Theatre board and the NCAA Executive Committee. She formerly served as dean of the H. Sophie Newcomb Memorial College and associate provost at Tulane University. Dr. Hasselmo graduated summa cum laude from Lamar University, and holds a master's degree from the University of Houston and a Ph.D. in counseling psychology from Texas A&M University.

William J. Henderson
Year First Elected – 2001
Age – 59

Mr. Henderson joined Netflix, Inc., an online DVD rental service, as its chief operations officer in January 2006. From May 1998 until his retirement in May 2001, Mr. Henderson was the 71st postmaster general of the United States Postal Service (USPS) and the fifth career employee to lead the world's largest postal system. From 1994 until his appointment as postmaster general and chief executive officer of the USPS, he served as its chief operating officer. From 1992–1994, he was employed by the USPS as vice president of employee relations, then became chief marketing officer and senior vice president. In addition to his service in Washington, D.C., he has served in postal management positions in Chicago, IL; Greensboro, NC; Memphis, TN; and Stockton, CA, among other locations. In 1997, Mr. Henderson received the USPS' John Wanamaker Award, and in 1998 he received American University's Roger W. Jones Award for Executive Leadership. In 1998, Mr. Henderson also received an honorary Mailing Excellence Award from the National Postal Forum for his work with the nation's professional mailing industry. Mr. Henderson currently serves as a director of comScore Networks, the Committee for Economic Development, the Marrow Donor Foundation and *Nature's Best* magazine. He is a partner of Signature Systems, and a fellow with the National Academy of Public Administration. Mr. Henderson holds a degree in industrial relations from the University of North Carolina at Chapel Hill and served in the U.S. Army.

Charles D. Morgan
Year First Elected – 1975
Age – 63

Mr. Morgan joined Acxiom as an officer in 1972. He has been chairman of the Acxiom board of directors since 1975 and serves as Acxiom's company leader. Under his leadership over the past 30 years, Acxiom has expanded from a small data processing company into a global corporation that provides customer and information management solutions for many of the largest, most respected companies in the world. Mr. Morgan has a continuing interest in technology, and he actively participates in setting the technical direction for the Company. By instilling a unique business culture and vision of success, he is one of the few executives in the country whose business has been named five times to *Fortune* magazine's "100 Best Places to Work" (1998, 1999, 2001, 2002 and 2003). Mr. Morgan has served on the board and in various leadership roles with the Direct Marketing Association (DMA) throughout his career, serving in 2001 as chairman of the DMA board. He is a founding member of the Mailing Industry CEO Council, a non-profit organization with a goal of unifying the mailing industry and promoting the critical role that mail plays in business and commerce. He is a member of the Enterprise Software CEO Roundtable, a group of approximately 30 chief executives and other high-ranking officials of the world's largest software companies who meet to share ideas and review industry trends. Mr. Morgan also serves as a member and is the past chairman of the board of trustees of Hendrix College. He was employed by IBM as a systems engineer for six years prior to joining Acxiom. Mr. Morgan holds a mechanical engineering degree from the University of Arkansas.

Directors – Terms Ending in 2007

Mary L. Good
Year First Elected – 2004
Age – 75

Dr. Good is the dean of the College of Information Science and Systems Engineering at the University of Arkansas at Little Rock and is the Donaghey university professor. She is also a managing member for Fund for Arkansas, LLC, and is a board member of BiogenIdec, Inc., a publicly held company; Research Solutions, LLC; and Delta Trust and Bank. Previously, Dr. Good served for four years as the undersecretary for technology for the technology administration in the Department of Commerce in President Clinton's administration, while simultaneously chairing the National Science and Technology Council's Committee on Technological Innovation (NSTC/CTI) and serving on the National Science and Technology Council's Committee on National Security. From 1988–1993, Dr. Good served as the senior vice president of technology at Allied Signal, Inc., where she was responsible for technology transfer, corporate research and commercialization support for new technologies. During the eight years prior to that time, she held the positions of president of Allied Signal's Engineered Material Research Center, president of Signal Research Center, Inc., and director of research for UOP, Inc. From 1954–1980, Dr. Good was a professor at both the University of New Orleans and at Louisiana State University, where she achieved that university's highest professional rank, Boyd professor. She was appointed to the National Science Board by President Carter in 1980 and again by President Reagan in 1986. She served as chairman of that board until she was appointed in 1991 by President Bush to become a member of the President's Council of Advisors on Science and Technology (PCAST). Dr. Good is an elected member of the National Academy of Engineering, a past president of the American Chemical Society, and past president and a fellow of the American Association for the Advancement of Science. Dr. Good holds a Bachelor of Science degree in chemistry from the University of Central Arkansas, and M.S. and Ph.D. degrees in inorganic chemistry from the University of Arkansas. She has received numerous awards and honorary degrees from many colleges and universities, including most recently the College of William and Mary, Polytechnic University of New York, Louisiana State University and Michigan State University.

Rodger S. Kline
Year First Elected – 1975
Age – 63

Mr. Kline joined Acxiom in 1973 and has served as an officer and director of the Company since 1975. He is currently the Company's chief administrative leader, in which position he is responsible for the Company's various administrative areas. Previously, Mr. Kline served as Acxiom's chief finance & administration leader, filling the role of acting chief financial officer from January 2005 until May 2006 while the Company conducted a search for a permanent CFO. In this position he was responsible for Acxiom's financial management and administrative functions. Following the hiring of a permanent CFO in May 2006 and a period of transition thereafter, Mr. Kline assumed his current role in August 2006. Throughout his career at Acxiom, Mr. Kline has served in a number of key roles with the Company, including chief operating officer, chief information officer and treasurer. Prior to joining Acxiom, Mr. Kline spent seven years with IBM and two years as an officer in the U.S. Army. Mr. Kline holds a degree in electrical engineering from the University of Arkansas at Fayetteville, where he has served since 1990 as chairman of the College of Engineering Advisory Council.

Stephen M. Patterson
Year First Elected – 2000
Age – 55

Mr. Patterson is the former president, chief executive officer and major shareholder of Leisure Arts, a publishing and direct mail company. Leisure Arts was acquired by Time Warner in 1992. Mr. Patterson is currently an investor in Patterson Enterprises, for which he served as president from 1994–2000. He is vice chairman of the board of trustees of Hendrix College. Mr. Patterson served on the board of directors of Worthen Bank and its successor, Bank of America–Arkansas, for 12 years. Mr. Patterson holds a bachelor's degree from Hendrix College and an electrical engineering degree and an M.B.A. from Columbia University.

Directors – Terms Ending in 2008

William T. Dillard II
Year First Elected – 1988
Age – 61

Mr. Dillard, the lead independent director of Acxiom, has served as a member of the Dillard's, Inc. board of directors since 1968 and currently serves as the chief executive officer and chairman of the board of Dillard's, Inc. of Little Rock, Arkansas, a chain of traditional department stores with approximately 330 retail outlets in 29 states. In addition to Dillard's, Inc., Mr. Dillard is also a director of Barnes & Noble, Inc., a publicly held company, and serves on the J.P. Morgan Chase & Co. national advisory and Texas Regional advisory boards. He holds a master's degree in business administration from Harvard University and a bachelor's degree in the same field from the University of Arkansas.

Thomas F. (Mack) McLarty, III
Year First Elected – 1999
Age – 60

Mr. McLarty is president of Kissinger McLarty Associates, an international advisory firm formed in partnership with former Secretary of State Henry Kissinger, and chairman of board of the McLarty Companies, a family-owned transportation business. He is also senior advisor to The Carlyle Group private equity firm, senior advisor to the law firm of Covington & Burling, chairman of Randall & Dewey, a leading global energy industry advisory firm, and a director of IdleAire Technologies Corporation. Mr. McLarty served in the White House under President Clinton in several key positions including chief of staff, counselor to the president and special envoy for the Americas, with over five years of service in the President's Cabinet and on the National Economic Council. He worked with President Carter as a member of the Democratic National Committee, was appointed to the National Petroleum Council and the National Council on Environmental Quality by President Bush, and served on the St. Louis Federal Reserve Board from 1989 until joining the Clinton administration in 1992. Prior to his tenure in the White House, Mr. McLarty served as chairman of the board of Arkla, a *Fortune* 500 natural gas company. He began his business career with the McLarty Companies, where he helped build the business into one of the nation's largest transportation companies. Mr. McLarty is a senior international fellow at the U.S. Chamber of Commerce and a member of the Council on Foreign Relations. He holds a degree in business administration from the University of Arkansas.

Jeffrey W. Ubben
Year First Elected – 2006
Age – 44

Mr. Ubben is a co-founder of and managing member, principal owner and controlling person of ValueAct Capital, an investment partnership with approximately $3.7 billon in assets under management. Prior to co-founding ValueAct Capital in 2000, Mr. Ubben was a Managing Partner at BLUM Capital Partners (BLUM) for more than five years. During his tenure at BLUM, the firm's actively managed assets under management grew more than five-fold, to approximately $1.8 billion. Previously, Mr. Ubben spent eight years at Fidelity Management and Research, where he managed two multi-billion-dollar mutual funds, including the Fidelity Value Fund. Mr. Ubben currently serves as a director of four other publicly held companies: Catalina Marketing Corp., Gartner Group, Inc., Mentor Corporation and Per-Se Technologies, Inc. He is a former chairman of the board and director of Martha Stewart Living Omnimedia, Inc., a former director of Insurance Auto Auctions, Inc. and a former director at several other public and private companies. He holds a B.A. degree from Duke University and an M.B.A. from the J. L. Kellogg Graduate School of Management at Northwestern University. Mr. Ubben was appointed to be a director of Acxiom pursuant to the terms of an agreement dated August 5, 2006, by and among Acxiom and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC (together the "ValueAct Group"), all of whom are stockholders of Acxiom. Pursuant to the terms of the agreement with the ValueAct Group, Acxiom increased the size of its board from nine to 11 members, and appointed Mr. Ubben, an affiliate of the ValueAct Group, to fill one of the two new positions on the board in the class whose term expires in calendar year 2008. Under the agreement with the ValueAct Group, Mr. Ubben was also appointed to the corporate governance committee and the newly created finance committee of the board.

CORPORATE GOVERNANCE

The board of directors has adopted a number of measures designed to comply with the requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the final rules of the SEC interpreting and implementing the Sarbanes-Oxley Act, as well as the revised listing standards of Nasdaq. Specifically, the board has (1) established independent audit, compensation, corporate governance, finance and nominating committees; (2) adopted charters for each committee, including a revised audit committee charter which reflects changes required under the Sarbanes-Oxley Act; (3) appointed a Lead Independent Director; (4) adopted a set of corporate governance principles; (5) adopted codes of ethics for the board, for financial personnel, and for all associates; (6) adopted specific procedures requiring pre-approval by the audit committee of audit, audit-related and non-audit services to be provided by the independent auditors; (7) instituted the practice of scheduling time at each board and committee meeting for executive sessions of the independent directors; and (8) established a process whereby stockholders may confidentially and anonymously communicate with the independent directors, the Lead Independent Director, and/or the audit committee. Copies of the documents listed above are posted on the Company's website at www.acxiom.com. Also available on the website is information as to how stockholders may contact the directors. Acxiom's management and the board of directors closely monitor corporate governance developments and will continue to evaluate their duties and responsibilities with the intention of complying with all applicable laws, rules and regulations.

BOARD AND COMMITTEE MATTERS

The independent members of the board have established the position of Lead Independent Director / Vice Chairman of the Board and have elected William T. Dillard II to fill this role. The duties of this position include presiding over executive meetings of the independent directors; presiding over board meetings in the absence of or upon the request of the Chairman; reviewing the board meeting agenda in collaboration with the Chairman and making recommendations on matters for the board to consider and information to be provided to the board; serving as a member of the Executive Committee of the board; facilitating meetings of the board in the event the other directors wish to meet without the knowledge of the Chairman; and serving as a liaison between the independent directors and company leadership.

The board has determined that seven of its ten directors qualify as "independent" under the Nasdaq listing standards: Mr. Dillard, Mr. Durham, Dr. Good, Dr. Hasselmo, Mr. Henderson, Mr. Patterson and Mr. Ubben. In making these determinations, the board reviewed the directors' relationships, if any, with Acxiom. The directors discussed the relationship between Dr. Good's employer, the University of Arkansas at Little Rock (UALR), and Acxiom whereby Acxiom provides funding for research projects done by UALR personnel and makes charitable contributions to UALR. They discussed the fact that the total combined amount of such funding and donations for the past fiscal year was less than half of one percent of UALR's total annual revenue, which is well below the five percent threshold specified in the Nasdaq independence criteria. Further, the board considered the fact that Mr. Durham currently serves as a director of two Acxiom clients for whom Acxiom already provided services prior to Mr. Durham's joining either the clients' or Acxiom's boards. The board determined that the revenue received by Acxiom from these companies is well below five percent of Acxiom's total annual revenue and thus below the threshold specified in the Nasdaq independence criteria. Additionally, the board noted that Mr. Durham is a member of a golf club which is owned by company leader and chairman of the board Charles D. Morgan, chief administrative leader and director Rodger S. Kline, and Acxiom global development leader and former director James T. Womble. The board noted that Mr. Durham receives no special benefits related to his club membership as a result of his service on the Acxiom board. The board determined that the relationships described above would not interfere with Dr. Good's or Mr. Durham's ability to exercise independent judgment in carrying out their responsibilities as directors. Additionally, the board affirmatively determined that there were no other factors involving any of the independent directors which would interfere with their ability to exercise independent judgment in carrying out their responsibilities as directors.

Quarterly meetings of the board are held to review the Company's financial performance and other significant developments, and to act on matters requiring board approval. If issues arise which require the board's attention between the regularly scheduled meetings, special meetings are called. Time is allotted at the end of each board and committee meeting for the independent directors to meet in executive session outside the presence of management.

The board currently has six standing committees to assist it in the discharge of its responsibilities. All of the members of the audit, compensation, corporate governance, finance and nominating committees have been determined by the board to be independent under applicable Nasdaq listing standards. A description of each of the committees is set forth below:

Audit Committee

The members of the audit committee are Mr. Patterson (Chair), Mr. Dillard, Mr. Durham and Dr. Hasselmo, each of whom is "independent" under the Nasdaq listing standards.

The audit committee assists the board of directors in overseeing Acxiom's financial statements and financial reporting process; disclosure controls and procedures; systems of internal accounting and financial controls; independent auditors' engagements, performance, independence and qualifications; internal audit function; and legal, regulatory compliance and ethics programs as established by management and the board. The board has determined that Messrs. Dillard, Durham and Patterson are "audit committee financial experts," as defined by the Securities and Exchange Commission.

Compensation Committee

The members of the compensation committee are Mr. Dillard (Chair), Dr. Good and Mr. Henderson, each of whom is "independent" under the Nasdaq listing standards.

The compensation committee assists the board in fulfilling its oversight responsibility related to the compensation programs, plans and awards for Acxiom's senior executives, and administers the Company's equity-based compensation plans. The committee annually reviews and approves goals and objectives for the company leader and evaluates his performance.

Corporate Governance Committee

The members of the corporate governance committee are Mr. Henderson (Chair), Dr. Good, Dr. Hasselmo and Mr. Ubben, each of whom is "independent" under the Nasdaq listing standards.

This committee is responsible for reviewing and recommending to the board the following: corporate governance principles; an annual management succession plan; the structure of board committees; the annual compensation of directors; an annual self-evaluation process for the board; ethics compliance programs, director orientation and education programs. In addition, the committee is charged with reviewing and approving related-party transactions between Acxiom and any of its officers, directors or affiliates that would be required to be reported in the Company's annual proxy statement under SEC rules and regulations.

Finance Committee

The members of the finance committee, which was formed on August 3, 2006, are Mr. Durham (Chair), Mr. Dillard, Dr. Good and Mr. Ubben, each of whom is "independent" under the Nasdaq listing standards.

This new committee is responsible for assisting the board in overseeing, reviewing, analyzing and monitoring financial matters pertaining to the Company. Its purpose is to assist the board in long-range strategic planning and to recommend financial policies and goals that support the mission of the Company. The committee will review the Company's annual capital budgets and proposed unbudgeted capital expenditures; assist the board in reviewing potential acquisitions and divestitures; evaluate the Company's processes for approving and prioritizing capital and financial commitments; review and make recommendations regarding the Company's capital structure; and review and make recommendations regarding dividend, tax and hedging policies and strategies, as well as any other significant financial matters that may come before the board.

Nominating Committee

The members of the nominating committee are Dr. Good (Chair), Mr. Dillard and Mr. Patterson, each of whom is "independent" under the Nasdaq listing standards.

The nominating committee is responsible for screening and recommending qualified candidates to the board for membership, and for annually recommending to the board the nominees for director to be submitted for election at each annual meeting of stockholders. All nominations or appointments to the board are approved by the full board of directors. When formulating its membership recommendations, the committee considers any advice and recommendations offered by the company leader or by the stockholders.

The nominating committee is responsible for assessing the appropriate balance of skills and characteristics required of board members. Nominees for director must meet the qualifications set forth in our corporate governance principles and the nominating committee charter, copies of which are posted in the corporate governance section of our website at www.acxiom.com. Among the various criteria for selection as a board member are the level of a potential candidate's experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of our business environment, willingness to devote adequate time to board duties, and a commitment to serve on the board for an extended period of time. Directors should possess the highest personal and professional ethics and values, and be committed to representing the long-term interests of the stockholders. They should have an objective perspective and mature judgment. We endeavor to have a board representing diverse experience at policy-making levels in business, government, education and technology.

Nominees must also be able to comply with the code of business conduct and ethics applicable to all board members, a copy of which is posted in the corporate governance section of our website at www.acxiom.com. It is the general policy of the board that representatives of institutional investors may be considered for board membership so long as the institution (a) does not own or control significant holdings (*i.e.*, more than five percent of the total outstanding shares or other equity units) in businesses that are competitive with the Company; (b) fully discloses, on an ongoing basis, any currently existing and/or reasonably foreseeable conflicts of interest with the Company and/or its other shareholders; and (c) agrees to comply with the Company's stock trading guidelines applicable to directors and senior members of management, as currently in force or as may be in force in the future. The board waived subparagraph (a) of this policy with respect to the recent appointment of Mr. Ubben to the board of directors.

In accordance with the terms of the Company's corporate governance principles, any nominees proposed by stockholders will be evaluated by the nominating committee in the same manner as nominees proposed by other sources. To be considered by the nominating committee, a stockholder nominee must be submitted to the corporate secretary at the address and within the timeframe specified below under the section entitled "Stockholder Proposals."

Executive Committee

The members of the executive committee are Mr. Morgan (Chair), Mr. Dillard and Mr. Kline.

The executive committee implements the policy decisions of the full board and handles routine matters which arise during the interim periods between board meetings consistent with the authority which has been delegated to the committee by the board.

Meetings Held During Past Fiscal Year

During the past fiscal year, the board met fifteen times, the audit committee met four times, the compensation committee met six times, the corporate governance committee met four times, and the nominating committee met three times. Action pursuant to unanimous written consent in lieu of a meeting was taken once by the board, twice by the compensation committee and twice by the executive committee. There were no meetings of the finance committee during the past fiscal year, since this committee was not created until August 3, 2006. All of the directors attended at least 75% of the aggregate number of meetings of the board and of the committees on which they served during the past fiscal year except for Mr. McLarty, who attended 73% of the meetings. Executive sessions of the independent directors are held at each quarterly board meeting and may be held at any other meeting if the independent directors so desire. Directors are expected to attend all board and stockholder meetings. At the 2005 Annual Meeting of Stockholders, seven directors (five outside and two inside) out of nine were in attendance.

COMPENSATION OF DIRECTORS

Each year, the corporate governance committee reviews and makes a recommendation to the full board regarding the compensation to be paid to the directors. Outside directors' compensation currently consists of a $55,000 annual retainer plus $2,000 for each board meeting and $1,000 for each committee meeting attended. The audit committee chairman receives an additional $24,000 per year for his services as chairman. The Lead Independent Director receives $25,000 per year for his services. Directors may elect to receive their annual retainers and their quarterly meeting fees in shares of Acxiom stock, cash or a combination of each. Fees for special meetings are payable in cash. Outside directors may request reimbursement for expenses reasonably incurred in connection with their service on the board. Directors who are members of management do not receive any additional compensation for their service on the board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No compensation committee interlocks exist with respect to the board's compensation committee, nor do any present or past officers of Acxiom serve on the compensation committee.

STOCK PERFORMANCE GRAPH

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ACXIOM CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ COMPUTER & DATA PROCESSING INDEX



Legend:
■ ACXIOM CORPORATION
▲ NASDAQ STOCK MARKET (U.S.)
● NASDAQ COMPUTER & DATA PROCESSING

* $100 invested on 3/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

STOCK OWNERSHIP

The following tables show the ownership of Acxiom common stock by its directors, executive officers and major stockholders.

Holdings of Officers and Directors

This table shows the amount of Acxiom common stock held by each director or nominee and the named executive officers, as well as all of Acxiom's directors and executive officers as a group, based upon 88,082,650 shares of Acxiom common stock issued and outstanding as of August 8, 2006.

Title of Class	Name of Beneficial Owner	Amount And Nature Of Beneficial Ownership	Percent Of Class
Common	William T. Dillard II	42,703[1]	*
Common	Michael J. Durham	2,445	*
Common	Mary L. Good	6,997	*
Common	Ann Die Hasselmo	25,199[1]	*
Common	William J. Henderson	20,746[1]	*
Common	L. Lee Hodges	351,161[2]	*
Common	Jerry C. Jones	326,030[3]	*
Common	Rodger S. Kline	2,452,229[4]	2.8%
Common	Thomas F. (Mack) McLarty, III	17,812[1]	*
Common	Charles D. Morgan	3,803,949[5]	4.3%
Common	Stephen M. Patterson	58,528[1]	*
Common	Jeffrey W. Ubben	10,325,355[6]	11.7%
Common	James T. Womble	1,616,216[7]	1.8%
Common	All directors, nominees and executive officers, as a group (16 people)	19,353,168[8]	22.0%

---

*	Denotes less than 1%.

(1) Includes 4,567 shares subject to options which are currently exercisable or exercisable within 60 days, of which 4,567 are in the money.

(2) Includes 329,356 shares subject to options which are currently exercisable or exercisable within 60 days, of which 241,795 are in the money.

(3) Includes 320,775 shares subject to options which are currently exercisable or exercisable within 60 days, of which 149,975 are in the money.

(4) Includes 430,235 shares subject to options which are currently exercisable or exercisable within 60 days, of which 271,676 are in the money.

(5) Includes 435,958 shares subject to options which are currently exercisable or exercisable within 60 days, of which 197,301 are in the money.

(6) Includes shares owned directly by ValueAct Capital Master Fund, L.P. and shares which may be deemed to be beneficially owned by (i) VA Partners, L.L.C. as General Partner of ValueAct Capital Master Fund, L.P. (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P. and (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P. Jeffrey W. Ubben is a Managing Member of VA Partners, LLC and ValueAct Capital Management, L.P. Mr. Ubben disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(7) Includes 367,602 shares subject to options which are currently exercisable or exercisable within 60 days, of which 232,148 are in the money.

(8) Includes 2,165,572 shares subject to options which are currently exercisable or exercisable within 60 days, of which 1,319,011 are in the money.

Ownership of Major Stockholders

The following table lists the persons known by Acxiom to be the beneficial owners of 5% or more of our common stock. The percentages of outstanding shares listed below are calculated based upon 88,082,650 shares of Acxiom common stock issued and outstanding as of August 8, 2006.

Title of Class	Name And Address Of Beneficial Owner	Amount And Nature Of Beneficial Ownership	Percent Of Class
Common	ValueAct Capital Master Fund, L.P. ValueAct Capital Partners Co-Investors, L.P. VA Partners, L.L.C. 　　Combined interests of: 　　　Jeffrey W. Ubben 　　　George F. Hamel, Jr. 　　　Peter H. Kamin 435 Pacific Avenue, 4th Floor San Francisco, CA 94133	10,325,355[1]	11.7%
Common	Barclays Global Investors, NA. Barclays Global Fund Advisors Barclays Global Investors, Ltd. 45 Fremont Street San Francisco, CA 94105	4,866,154[2]	5.5%

(1) Based on information contained in a Form 4 filed with the Securities and Exchange Commission.

(2) Based on information contained in a Schedule 13D filed with the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

This table shows the compensation paid for each of the last three fiscal years to Company Leader Charles D. Morgan and the four other most highly compensated executive officers who were serving as such on March 31, 2006.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($)[2] |
| | | | | | Awards | | Payouts | |
		Salary ($)[1]	Bonus ($)	Other Annual Compensation ($)[1]	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	
Charles D. Morgan	2006	$ 740,000	—	$ 444,000	—	—	—	$ 26,640
Chairman of the	2005	735,000	—	222,000	—	—	—	33,873[3]
Board and	2004	713,333	—	217,500	—	—	—	26,537
Company Leader								
Rodger S. Kline	2006	490,000	—	220,500	—	—	—	17,172
Chief	2005	486,667	—	110,250	—	—	—	19,888
Administrative	2004	471,833	—	144,000	—	—	—	13,130
Leader								
L. Lee Hodges	2006	420,000	—	189,000	—	—	—	14,490
Chief Operations	2005	386,667	—	74,100	—	50,000	—	18,809[4]
Leader	2004	364,458	—	96,200	—	81,480	—	9,953
Jerry C. Jones	2006	360,000	—	140,400	—	—	—	
Business	2005	356,667	—	70,200	—	—	—	2,970
Development /	2004	344,167	—	91,000	—	—	—	—
Legal Leader								
James T. Womble	2006	357,500	—	124,875	—	—	—	6,952
Global	2005	410,000	—	93,375	—	—	—	16,504
Development	2004	393,000	—	120,000	—	—	—	12,782
Leader								

(1) These amounts represent the named executives' cash incentive pay for each of the past three fiscal years. See the discussion below of "Cash Incentive Pay" under "Report of the Compensation Committee." For fiscal year 2006, payment of forty percent of the total cash incentive opportunity for all associates, including the named executives, covered by the 2005 Leadership Compensation Plan was guaranteed as a retention incentive. Sixty percent of the total annual cash incentive opportunity was ultimately paid.

(2) Except as noted in footnotes (3) and (4) below, these amounts represent Acxiom's matching contributions to each named executive's 401(k) and/or supplemental executive retirement plan accounts, and payments for periodic physical exams.

(3) $30,391 of this fiscal year 2005 amount represents Acxiom's matching contributions to Mr. Morgan's 401(k) and supplemental executive retirement plan accounts. The remaining $3,367 represents income that was imputed to Mr. Morgan in accordance with applicable Treasury regulations relating to his personal use of company aircraft. During fiscal 2005, Mr. Morgan paid $111,530 to Acxiom as reimbursement for the incremental cost to the Company of his personal use of company aircraft. See further discussion below under "Related-Party Transactions."

(4) $14,809 of this fiscal year 2005 amount represents Acxiom's matching contributions to Mr. Hodges' 401(k) plan and supplemental executive retirement plan accounts. The remaining $4,000 represents payments made to Mr. Hodges over and above the Company's standard relocation reimbursements. In connection with his promotion to Chief Operations Leader in October 2005, Mr. Hodges was required by the Company to move from Illinois to Arkansas.

Option Grants For Last Fiscal Year

None of the named executive officers received any stock option grants during the past fiscal year.

Option Exercises and Fiscal Year End Option Values

This table shows stock options exercised by the named executives during the fiscal year ended March 31, 2006, and the number and value of the options they held at fiscal year end.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles D. Morgan	192,653	$ 622,914	435,958	0	$ 1,100,948	$ 0
Rodger S. Kline	51,686	99,378	430,235	0	2,332,349	0
L. Lee Hodges	0	0	329,356	0	1,383,934	0
Jerry C. Jones	0	0	320,775	0	1,276,475	0
James T. Womble	44,528	307,591	367,602	0	1,959,774	0

Equity Compensation Plan Information

The following table contains information about our common stock which may be issued upon the exercise of options under our existing equity compensation plans as of March 31, 2006:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	13,058,191[1]	$20.91	1,583,482

(1)   This figure represents stock options issued under approved stock option plans, 588,809 of which options were assumed in connection with our acquisitions of May & Speh, Inc. in 1998 and Digital Impact, Inc. in 2006.

Change in Control Arrangements / Agreements with Management

The board of directors has approved the execution of executive security agreements between Acxiom and certain of its key associates, including the named executive officers listed in the compensation tables above. Payments under these agreements will be triggered if an associate is terminated (other than for cause) within the three-year period following a change of control, or if he or she resigns for good reason, *e.g.,* a demotion, reduction in salary, relocation, significant change in responsibilities, etc. The amount payable to an individual is 2.99 times annual compensation if terminated in the first year after a change of control; two times annual compensation if terminated in the second year after a change of control; or one times annual compensation if terminated in the third year after a change of control.

REPORT OF THE COMPENSATION COMMITTEE

The compensation committee of the board of directors makes decisions on the compensation of Acxiom's Company Leader and his direct reports. The compensation committee is composed solely of independent directors. Set forth below is a report submitted by Mr. Dillard, Dr. Good and Mr. Henderson, in their capacity as members of the board's compensation committee, addressing the compensation policies for the individuals named in the tables above (the "Named Executives"), and for Mr. Morgan's other direct reports.

Compensation Policy

The Company's compensation policy is designed to align leadership compensation with business strategy, Acxiom values and management initiatives. The policy is intended to:

- align the leaders' interests with the stockholders' and investors' interests,
- motivate the leaders to achieve the highest level of performance,
- retain key leaders by linking executive compensation to Acxiom performance, and
- attract the best candidates through competitive, market-based plans.

The resulting compensation strategy is targeted to provide an overall level of compensation opportunity that is commensurate with each leader's responsibilities and demonstrated performance, and which is competitive within the markets in which Acxiom competes, as well as within a broader group of companies of comparable size and complexity. Actual compensation levels may eventually be greater than or less than the average competitive market levels, based upon the achievement of Acxiom, as well as upon individual performance. The compensation committee uses its discretion to set the parameters of the leadership compensation plan when external, internal and/or individual circumstances warrant it.

Components of Compensation

Compensation paid to Mr. Morgan and his direct reports for the last fiscal year, the separate elements of which are discussed below, consisted of the following: base pay, cash incentive pay, and in limited circumstances, long-term incentive compensation ("LTI") granted in the form of restricted stock units.

Base Pay - Base salaries were largely determined through market comparisons. Actual salaries were based on the leaders' responsibilities, demonstrated performance, internal pay equity, and market surveys for comparable companies and positions. Due to the implementation of an expense reduction program in the second quarter of the past fiscal year, no annual raises were granted to the Named Executives during fiscal year 2006.

Cash Incentive Pay – In the past fiscal year, Acxiom's Leadership Compensation Plan provided Mr. Morgan and his direct reports (and all of Acxiom's other leaders) with the opportunity to receive quarterly and annual cash incentive payments calculated as a percentage of each leader's base pay. The amount of total targeted cash incentive was determined through market surveys of comparable companies and positions. For fiscal year 2006, 10% of the incentive opportunity was paid quarterly as a retention bonus designed to allow Acxiom to remain competitive with the external marketplace. The total payout for the fiscal year was 60% (including the retention bonus) of the total annual opportunity

Long-Term Incentive Compensation - During fiscal year 2006, the compensation committee determined that it would use restricted stock and/or restricted stock units as its primary vehicle for LTI awards. However, a grant of restricted stock units was awarded to only one of Mr. Morgan's direct reports during the past fiscal year, and that award was made to bring the individual's ownership level more in line with Acxiom's other senior leaders. The amount of any restricted stock and/or restricted stock unit awards made in the current fiscal year will be based upon the compensation committee's evaluation of a number of factors which may include some or all of the following: the recipients' responsibilities, the recipients' demonstrated performance, internal pay equity, accumulated wealth analyses, and external market comparisons.

While restricted stock and/or restricted stock units will likely be the primary LTI vehicle going forward, some stock options may be granted for recruiting and/or retention purposes in fiscal year 2007. The committee will continue to take external market and regulatory developments into consideration when determining the Company's LTI practices and may further update its guidelines so as to better align LTI compensation with the Company's business strategies and with stockholder and investor interests.

Supplemental Executive Retirement Plan - All members of Acxiom's Company Leadership Team are eligible to participate in Acxiom's nonqualified Supplemental Executive Retirement Plan ("SERP"), which was adopted in fiscal year 1996, by contributing pretax income into the plan via payroll deductions. Acxiom matches at a rate of $.50 on the dollar up to the first 6% of the participants' combined contributions under both the SERP and the Company's Retirement Savings Plan, a qualified 401K plan. The Acxiom matching contribution is currently paid in Acxiom common stock. Participants may contribute up to 100% of their pretax income to the SERP.

Other Compensation Plans - Acxiom maintains certain broad-based employee benefit plans in which Company Leadership Team members are permitted to participate on the same terms as non-leadership team associates who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under the plans.

Mr. Morgan's Compensation

During the past fiscal year (April 1, 2005 – March 31, 2006), Mr. Morgan received $740,000 in base pay and $444,000 in cash incentive pay. He did not receive any LTI compensation for the fiscal year. His base pay did not increase during fiscal year 2006. For the prior fiscal year (April 1, 2004 – March 31, 2005), he received $735,000 in base pay and $222,000 in cash incentive pay. His fiscal year 2005 base pay increase of 2.1% was effective August 1, 2004. In the previous fiscal year (April 1, 2003 – March 31, 2004), he received $713,333 in base pay and $217,500 in cash incentive pay. His base pay was increased 1.4% effective August 1, 2003 and 1.4% effective February 1, 2004.

In setting Mr. Morgan's pay, the compensation committee reviews comparable market data regarding CEO compensation, considers the Company's overall financial situation and evaluates Mr. Morgan's performance as measured against the goals and objectives which are established annually by the committee. These goals and objectives include ensuring that the Company meets its financial objectives as specified in the Company's guidance provided from time to time to the investment community in its "Financial Road Map"; maintaining customer satisfaction at specified levels; and maintaining associate satisfaction at certain levels. In setting Mr. Morgan's compensation in fiscal year 2006, the committee reviewed the Company's financial performance in fiscal year 2005, noting that the targets for revenue, free cash flow, U.S. operating margin and international operating margin were met or exceeded with the exception of international operating margin, which was below the targeted range. The committee also noted that the customer satisfaction and associate satisfaction indices were both above the stated objectives. However, the committee deferred any salary increase for Mr. Morgan due to the implementation of an expense reduction program under which no raises were granted to any of the Company's senior executives during the past fiscal year.

Section 162(m), "Limit on Deductibility of Compensation Expense"

Section 162(m) of the Omnibus Budget Reconciliation Act of 1993 generally prevents public corporations from deducting as a business expense that portion of the compensation paid to the named individuals in the Summary Compensation Table that exceeds $1,000,000 unless it is "performance-based compensation" paid pursuant to plans approved by stockholders. Although Acxiom's leadership incentive plan is based on the Company's financial performance, it does not meet the definition of "performance-based compensation" under Section 162(m). However, the amount of compensation paid in excess of $1,000,000 to the Named Executives during the past fiscal year was not material, and the committee has decided at this time not to limit Acxiom's alternatives in designing total compensation plans for the Named Executives.

Submitted by the Compensation Committee: William T. Dillard II, Chairman, Mary L. Good and William J. Henderson

REPORT OF THE AUDIT COMMITTEE

This report provides information concerning the audit committee of the board of directors. The audit committee's charter is available on the Company's website at www.acxiom.com. The audit committee is comprised entirely of independent directors, as defined and required by applicable Nasdaq rules.

In connection with its function to oversee and monitor Acxiom's financial reporting process, the audit committee has (1) reviewed and discussed with management and the independent auditors the audited financial statements for the year ended March 31, 2006, as well as any material financial or non-financial arrangements of Acxiom which do not appear on the financial statements; (2) discussed with the independent auditors the matters required by Statement on Auditing Standards No. 61 (as amended by Statement on Auditing Standards No. 90), *Communication with Audit Committee*; (3) received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*; and (4) discussed with the auditors their independence, and considered whether the provision of non-audit services to Acxiom was compatible with such independence.

Based on the reviews and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements for the year ended March 31, 2006, be included in Acxiom's 2006 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee: Stephen M. Patterson, Chairman, William T. Dillard II, Michael J. Durham and Ann Die Hasselmo

FEES BILLED FOR SERVICES RENDERED BY INDEPENDENT AUDITOR

KPMG LLP was our independent auditor during the past fiscal year and also provided other non-audit related services for us. For the fiscal years ended March 31, 2006 and March 31, 2005, KPMG LLP billed us in the amounts set forth below:

	2006	2005
Audit Fees (including quarterly reviews) [1]	$ 3,944,784	$2,952,271
Audit-Related Fees [2]	649,416	445,860
Tax Fees [3]	158,523	342,500
All Other Fees	0	0
Total	$ 4,752,723	$ 3,740,631

(1)   Audit fees relate to professional services rendered in connection with the audit of our annual financial statements, the audit of management's assessment of internal controls over financial reporting, quarterly reviews of financial statements included in our Form 10-Q's and 10-K, and audit services provided in connection with other statutory and regulatory filings.

(2)   Audit-related fees include professional services related to the audit of our financial statements, SAS 70 reviews of our data centers, reporting on compliance with debt covenants, and audits of employee benefit plans.

(3)   Tax fees include professional services rendered in connection with tax compliance and preparation relating to our tax audits, international tax compliance and tax consulting, and planning services relating to interest computations and international tax changes. We do not engage KPMG to perform personal tax services for our executive officers.

The audit committee has adopted a policy for the pre-approval of engagements for audit, audit-related and non-audit services by our independent auditor. The policy requires that the committee pre-approve all audit services and audit-related services to be performed by the independent auditor. For non-audit services, the principal financial officer must provide a written explanation to the audit committee of the scope of the services, the estimated costs, and other pertinent information, and then the audit committee or a designated member of the committee must pre-approve the proposed engagement. The requirement for pre-approval of an engagement for non-audit services may be waived only if (i) the aggregate amount of all such non-audit services provided is less than five percent of the total amount paid by the Company to the independent auditor during the fiscal year when the services are provided; (ii) the services were not deemed by management at the time of the engagement to be non-audit services; and (iii) the services are promptly brought to the attention of the audit committee and approved after the fact. All audit and non-audit services reflected in the table above were pre-approved by the audit committee in accordance with the policy.

INDEPENDENT AUDITOR

The audit committee has selected KPMG, LLP to serve as our independent auditor for fiscal 2007. We anticipate that a representative of KPMG, LLP will be present at the 2006 Annual Meeting of Stockholders and will have the opportunity to make a statement at the meeting if he or she desires to do so and to respond to appropriate questions.

RELATED-PARTY TRANSACTIONS

We have contracts with the University of Arkansas at Little Rock (UALR) pursuant to which we provide funding for research projects done by UALR personnel. We also make charitable contributions to UALR. Dr. Mary Good, who is a director, is employed by UALR as its Dean of the College of Information Science and Systems Engineering. She is not personally the recipient of any Acxiom funding. The total amount paid to UALR in the past fiscal year was approximately $377,000, which is less than half of 1% of UALR's total annual revenues. We expect to pay approximately $500,000 to UALR in the current fiscal year.

Acxiom paid BMC Media, Inc. ("BMC") approximately $181,000 during the past fiscal year in commissions. BMC is controlled by F.B. McLarty, the brother of one of Acxiom's board members, Thomas F. McLarty, III. In 2001 and 2002, F.B. McLarty assisted with obtaining new contracts for Acxiom with several customers in the travel and entertainment business. Other than the obligation to pay commissions to BMC on these contracts, there are no current agreements in place between Acxiom and either of the McLarty brothers or their affiliated companies. Director Thomas F. McLarty is not a stockholder, director or employee of BMC and receives no personal benefit from the commissions paid to BMC. The amount to be paid to BMC in the current fiscal year will be determined by the amount of revenue, if any, realized from the previously acquired customer contracts. Acxiom's obligation to pay commissions to BMC terminates in 2007.

One of our customers is Cognitive Data, Inc. ("CDI"). CDI's president and majority shareholder is the son-in-law of Company Leader Charles Morgan. During the past fiscal year, Acxiom received approximately $1,000,500 in revenue from CDI. The amount we expect to receive in the current fiscal year is in the range of $2 million – $2.5 million.

Acxiom is a corporate sponsor of a celebrity race truck in the NASCAR Craftsman Truck Series. The amount of the sponsorship was $625,000 in both the past fiscal year and in the current year. Per the sponsorship agreement, which expires in November 2006, the Acxiom brand is displayed on the sponsored race vehicles, drivers' uniforms, transporter vehicles, press kits, and NASCAR collectibles offered to the public, and hospitality services are made available for Acxiom customers at race events. The sponsorship agreement is with Morgan-Dollar Motorsports, LLC ("MDM"), 51% of which was owned by RM Promotions, LLC ("RMP") until December 2004. Rob Morgan, the son of Charles Morgan, was the majority owner and an employee of RMP until January 2004. At the present time, neither Charles Morgan nor Rob Morgan has any direct or indirect ownership interest in MDM. MDM is currently indebted to RMP in the approximate amount of $300,000. In addition, Rob Morgan has guaranteed a promissory note owed by MDM to a bank in the approximate principal amount of $220,000. MDM was previously indebted to Charles Morgan in the amount of $470,000. Mr. Morgan forgave that debt in fiscal year 2005 in exchange for an agreement by MDM to pay Mr. Morgan commissions in the amount of 5% of any new sponsorships (excluding the Acxiom sponsorship) acquired by MDM in 2005 and 2006. To date, no commissions have been paid. In addition to the NASCAR sponsorship, Acxiom has participated in other racing sponsorships such as the Grand American Road Racing Series, in which neither Mr. Morgan nor any of his family members have ever had any ownership interest. In 2002, the independent members of the board of directors obtained an assessment from Fleishman-Hillard, an internationally recognized brand management and public relations agency, regarding the value of Acxiom's sports marketing program and determined that the program significantly contributed to the name and brand recognition of the Company.

Acxiom leases an aircraft from MorAir, Inc., a corporation owned by Charles Morgan. The average monthly payment made in the past fiscal year was approximately $75,000. Total payments under the lease are expected to remain the same in the current fiscal year. The term of the lease expires in August 2011. The board of directors' corporate governance committee, which is composed solely of independent directors, has determined that the terms of the lease are commercially reasonable, and that they are as good or better than the rates that could be obtained from an unrelated third party. The lease payments paid in the past fiscal year to MorAir were approximately 20% less than the lease payments which Acxiom paid in the past fiscal year to an unrelated third party for a comparable aircraft. When Mr. Morgan uses the aircraft for trips unrelated to Acxiom's business, he reimburses Acxiom for the direct costs incurred, including the costs of engine usage, maintenance, avionics, fuel, pilot charges and other related expenses such as landing fees, food service, and overnight parking fees. In the past fiscal year, Mr. Morgan paid $136,300 to Acxiom for this use of the aircraft. Mr. Morgan and Acxiom have followed this practice of reimbursement of direct costs since the inception of the lease in 1996.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Acxiom's executive officers, directors, and the owners of more than 10 percent of our stock to file reports of ownership and changes in ownership with the SEC. These reports are also filed with Nasdaq. A copy of each report is furnished to Acxiom. SEC regulations require us to identify anyone who has failed to timely file his or her Section 16(a) reports. Based solely on our review of reports furnished to us and the written representations that no other reports were required during the fiscal year ended March 31, 2006, we believe that all Section 16(a) filing requirements were met during the last fiscal year.

STOCKHOLDER PROPOSALS

Stockholders who intend to present proposals at the 2007 annual meeting, and who wish to have those proposals included in Acxiom's proxy statement for the 2007 annual meeting, must ensure that those proposals are received by the Corporate Secretary at 1 Information Way, Little Rock, Arkansas 72202 on or before April 23, 2007. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for Acxiom's 2007 annual meeting.

In addition, under Acxiom's bylaws, stockholders who intend to submit a proposal regarding a director nomination or other matter of business at the 2007 annual meeting, and who do not intend to have such proposal included in the Company's proxy statement and form of proxy relating to the 2007 meeting pursuant to SEC regulations, must ensure that notice of any such proposal (including certain additional information specified in Acxiom's bylaws) is received by the Corporate Secretary at the address specified above on or before May 30, 2007. Such proposals, and the additional information specified by the bylaws, must be submitted within this time period in order to be considered at the 2007 annual meeting.

EXPENSES OF SOLICITATION

Acxiom will bear the expense of preparing and mailing the proxy statement and related materials. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries to forward the solicitation materials to our stockholders, and we will provide reimbursement for reasonable out-of-pocket expenses incurred by these third parties. We have retained Innisfree M & A Incorporated to assist in the mailing and solicitation of proxies for fees which are expected not to exceed $25,000.

HOUSEHOLDING OF PROXY MATERIALS

If you and others who share your mailing address own any stock held in street name (*i.e.*, stock held in a brokerage account or by a bank or other nominee), you may have received a notice that your household will receive only one annual report and proxy statement from each company whose stock is held in these accounts. This practice, known as "householding," is designed to reduce the volume of duplicate information and reduce printing and postage costs. Unless you responded that you did not want to participate in householding, you were deemed to have consented to it, and a single copy of this proxy statement and the 2006 Annual Report have been sent to your address. Each stockholder will continue to receive a separate voting instruction form.

If you would like to receive an extra copy of the 2006 Annual Report or this proxy statement, we will send a copy to you by mail upon request to the Corporate Secretary, 1 Information Way, Little Rock, Arkansas 72202, or by calling 1-501-342-1336. Each document is also available in digital form for download or review in the "Investor Relations" section of our website at www.acxiom.com.

If you would like to revoke your consent to householding and in the future receive your own set of proxy materials, or if your household is currently receiving multiple copies of the proxy materials and you would like in the future to receive only a single set of proxy materials at your address, please contact the Householding Department by mail at 51 Mercedes Way, Edgewood, NY 11717, or call 1-800-542-1061, and provide your name, the name of each of your brokerage firms, banks or other nominees where your shares are held, and your account numbers. The revocation of a consent to householding will be effective 30 days following its receipt. You may also have an opportunity to opt in or opt out of householding by following the instructions on your voting instruction form or by contacting your bank or broker.

OTHER MATTERS

The board does not intend to present any items of business other than those listed in the Notice of Annual Meeting of Stockholders above. If other matters are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by it in accordance with their best judgment. Discretionary authority to vote on other matters is included in the proxy. The materials referred to in this proxy statement under the captions "Report of the Compensation Committee," "Report of the Audit Committee," and "Stock Performance Graph" shall not be deemed soliciting material or otherwise deemed filed and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

By Order of the Board of Directors

Catherine L. Hughes
Corporate Governance Officer
& Secretary

Little Rock, Arkansas
August 21, 2006



(Side 1)

PROXY **PROXY**

ACXIOM CORPORATION
This Proxy Is Solicited on Behalf of The Board of Directors for the Annual Meeting of Stockholders to be Held on September 27, 2006

The undersigned hereby appoints Catherine L. Hughes and Jerry C. Jones as proxies, or either of them, with the power to appoint their substitutes, and hereby authorizes them to represent and vote, as designated below, all of the shares of common stock of Acxiom Corporation held of record by the undersigned on August 8, 2006, at the Annual Meeting of Stockholders to be held at the Hilton Times Square, 234 W. 42nd Street, New York City, New York at 8:30 a.m. EDT on September 27, 2006, or any postponement or adjournments thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR PROPOSAL 1.

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.

SEE REVERSE SIDE

(Side 2)

☒ **Please mark your votes as in this example.**

		FOR all nominees listed at right	WITHHOLD AUTHORITY	
1.	Election of directors	☐	☐	(INSTRUCTION: To withhold authority to vote for an individual nominee, strike a line through the nominee's name in the list below.)

Nominees: Michael J. Durham, William J. Henderson, Ann Die Hasselmo, Charles D. Morgan

The Board of Directors recommends a vote FOR Proposal 1

2. In their discretion, the proxies are authorized to consider and vote upon such other business that may come before the meeting or any postponement or adjournment thereof.

SIGNATURE(S) ______________________________ DATED:________________________, 2006

SIGNATURE(S) ______________________________ DATED:________________________, 2006

NOTE: Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.